ASSET PURCHASE AGREEMENT

by and among

HEMIWEDGE INDUSTRIES, INC.

and

HEMIWEDGE VALVE CORP.

as Sellers

and

CHROMATIC INDUSTRIES, INC.

As Buyer

Dated as of May ___, 2011

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4.2. Authority; Execution and Delivery; and Enforceability	24
4.3. No Conflicts; Consent	24
4.4. Brokers	25
4.5. Financing	25

Article V Employees	25
5.1. Employment	25
5.2. Employee Liabilities	25
5.3. No Buyer Liability	25

Article VI Covenants; Action Subsequent to Closing	26
6.1. Access to Books and Records.	26
6.2. Post-Closing Activities	26
6.3. Non-Competition	26
6.4. Treatment of Confidential Information	27
6.5. Enforcement of Restrictive Covenants	27
6.6. Severability; Reformation	27
6.7. Tax Matters.	28
6.8. Mail	29
6.9. Use of Names	29
6.10. Warranty Work	29
6.11. Creditors Paid by Sellers	30

Article VII Indemnification	30
7.1. Sellers’ Agreement to Indemnify	30
7.2. Buyer’s Agreement to Indemnify	31
7.3. Third Party Indemnification	31
7.4. Survivability	33
7.5. Basket and Cap.	33
7.6. Materiality	34
7.7. Dispute Resolution.	34

Article VIII Miscellaneous	35
8.1. Payment of Certain Fees and Expenses; Exclusive Representation	35
8.2. Notices	35
8.3. Entire Agreement	36
8.4. Disclosure Schedule	36
8.5. Binding Effect; Benefit	36
8.6. Assignability	36
8.7. Amendment	36
8.8. Waivers	36
8.9. Severability	36
8.10. Counterparts	37
8.11. Applicable Law	37

Article IX Definitions; Rules of Construction	37
9.1. Defined Terms	37
9.2. Certain Additional Defined Terms	42
9.3. Rules of Construction	42

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LIST OF SCHEDULES TO AGREEMENT

Schedule 1.1(a)	Equipment
Schedule 1.1(d)	Inventory
Schedule 1.1(f)	Bids
Schedule 1.1(i)	Personnel Files
Schedule 1.2	Certain Excluded Assets
Schedule 1.3(a)	Assumed Payables
Schedule 1.3(b)	Assumed Contract Liabilities
Schedule 2.5(a)	Closing Date Creditors
Schedule 2.5(c)	Settlement Creditors
Schedule 2.5(e)	Closing Seller Payment Allocation
Schedule 3.1	Jurisdictions
Schedule 3.3	Third Party Consents
Schedule 3.4	Capitalization
Schedule 3.5(a)	Unaudited Financial Statements
Schedule 3.5(b)	Interim Financial Statements
Schedule 3.5(e)	Accounts Receivable
Schedule 3.8(b)	Encumbrances
Schedule 3.10	Intellectual Property
Schedule 3.10(g)	Royalties
Schedule 3.11	Material Contracts
Schedule 3.12	Permits
Schedule 3.13	Tax Returns
Schedule 3.14	Litigation
Schedule 3.15	Insurance
Schedule 3.16	Employee Plans
Schedule 3.17(a)	Employee Contracts
Schedule 3.17(b)	Employee Census Data
Schedule 3.17(b)(ii)	Employee Liabilities
Schedule 3.17(e)	SCI Beneficiaries
Schedule 3.18	Customers and Suppliers
Schedule 3.19	Absence of Changes/Events
Schedule 3.21	Environmental Permits
Schedule 3.22	Product Warranties
Schedule 3.23	Broker
Schedule 6.11	Certain Creditors Paid by Sellers

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ASSET  PURCHASE  AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is dated _____ ___, 2011 by and between Chromatic Industries, Inc., a Texas corporation, (“Buyer”) Hemiwedge Industries, Inc., a Delaware corporation (“Hemiwedge Industries”), and Hemiwedge Valve Corp., a Texas corporation (“HVC”, and together with Hemiwedge Industries, “Sellers” and each individually, a “Seller”).  Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

Recitals

A.
Sellers are in the business of the manufacture, marketing and sale of engineered valve products (such business, as conducted by Sellers immediately prior to the Closing Date, the “Business”).  Hemiwedge Industries is the sole shareholder of HVC.

B.
Sellers desire to sell to Buyer substantially all of their assets and their Business as a going concern, and Buyer desires to purchase such assets and Business and assume certain liabilities of Sellers relating thereto, all upon the terms and conditions set forth in this Agreement.

D.
To induce Buyer to enter into this Agreement, Sellers have agreed to the non-competition and non-solicitation covenants in this Agreement, which are necessary to protect the Business’ goodwill and Buyer’s enjoyment of the Acquired Assets and the Business, and without which Buyer would not have entered into this Agreement.

Agreement

ARTICLE I
Purchase and Sale of Assets

1.1.         Transfer of Assets.  On the terms and subject to the conditions of this Agreement, on the Closing Date, each Seller will sell, assign and deliver to Buyer, and Buyer will purchase and accept on an “as is”, “where is” basis (without any representation or warranties of any nature, express or implied, including without limitation any warranties of merchantability or fitness for a particular purpose, except for the representations and warranties expressly set forth in this Agreement) from such Seller (except as provided in Section 1.2), all of such Seller’s assets, rights and properties (collectively, the “Acquired Assets”), free and clear of all Encumbrances, including the following:

(a)           each Seller’s computers, computer equipment, other equipment, furniture, furnishings, machinery, vehicles, tools, spare parts, maintenance supplies, housekeeping supplies, office supplies, leasehold improvements, goods, and other tangible personal property owned by such Seller, including those items of personal property listed on Schedule 1.1(a) (collectively, whether scheduled or unscheduled, the “Equipment”);

(b)           each Seller’s rights under all contracts, agreements and arrangements, including purchase commitments and purchase orders for materials and other services and agreements with customers, suppliers, personal property lessors, personal property lessees, licensors, licensees, consignors and consignees, including under all of the Material Contracts (collectively, the “Contracts”);

(c)           each Seller’s intellectual property, including all licenses, patents, trademarks, trade names, service marks, logos, trade secrets, websites, domain names, copyrights, manufacturing and production processes and techniques, research and development information, drawings (electronic and other), specifications, designs, plans, proposals, prototypes, works in progress, algorithms, formulas, calculations, programming for machining, software (subject to the terms of the applicable license agreements to the same), databases, technical and reliability data, financial, marketing and business data, pricing and cost information, supplier lists and information, customer lists, sales records, credit data, sales pipeline and lead database, including the intellectual property identified on Schedule 3.10 (collectively, whether scheduled or unscheduled, the “Intellectual Property”);

(d)           each Seller’s inventories of goods or products used or useable in the conduct of the Business in the ordinary course of business, in existence as of the relevant date of determination, including the items listed on Schedule 1.1(d) (whether scheduled or unscheduled, the “Inventory”);

(e)           the rights of Seller under all Permits, to the extent assignable, including the Permits listed on Schedule 3.12 (collectively, whether scheduled or unscheduled, the “Seller Permits”);

(f)           all right, title and interest of Seller in and to any oral or written bid, quotation or proposal relating to the sale of any products or services, including those listed on Schedule 1.1(f);

(g)           each Seller’s work-in-process;

(h)           each Seller’s rights and interest in all revenue streams associated with the Business;

(i)           copies of those certain personnel files and other materials relating to Seller’s employees who will be offered employment by Buyer as set forth on Schedule 1.1(i) in accordance with Section 5.1;

(j)           each Seller’s accounts receivable;

(k)           copies of the books, records, papers, instruction manuals and instruments of whatever nature and wherever located that relate to the Acquired Assets or that are required or necessary in order for Buyer to operate the Business from and after the Closing in the manner in which it was operated before the Closing;

(l)            all insurance proceeds and insurance claims of each Seller and, to the extent transferable, the benefit of and the right to enforce the covenants and warranties, if any, that Sellers are entitled to enforce with respect to the Acquired Assets against its predecessors in title to the Acquired Assets, if any;

(m)           each Seller’s rights, warranties, guaranties, privileges, claims, causes of action, and options, in each case express or implied, relating to or pertaining to the Acquired Assets;

(n)           each Seller’s records of compliance and non-compliance with the laws, regulations, ordinances and orders applicable to Seller and the Business; and

(o)            each Seller’s goodwill.

1.2.         Excluded Assets.  At Closing, the Sellers will retain, and the Acquired Assets do not include, the following (the “Excluded Assets”):

(a)           Sellers’ original corporate minute books, financial records, Tax Returns and human resources policies and procedures manuals (however, Buyer will be entitled to copies);

(b)           Sellers’ cash and cash equivalents;

(c)           The Lease Agreement by and between Traders Properties, LLC (“Landlord”) and HVC dated May 15, 2008 for 56,610 square feet at the premises commonly known as 1011 Beach Airport Road, Conroe, Texas 77301 (the “Office Lease”);

(d)           Hemiwedge Industries’ shares of stock in HVC and Shumate Machine Works, a Texas corporation (“SMW”);

(e)           Sellers’ rights under any employment agreements, consulting agreements or sales representative agreements;

(f)            all rights of Sellers under this Agreement, and the Related Documents; and

(g)           any additional assets listed on Schedule 1.2.

1.3.         Assumed and Retained Liabilities.  At the Closing, Buyer shall assume and become responsible for only the payment of the accounts payable set forth on Schedule 1.3(a) (the “Assumed Payables”), the due performance of the contractual liabilities arising after Closing under the Contracts set forth on Schedule 1.3(b) (the “Assumed Contracts”), and liabilities for taxes on the Acquired Assets accrued for periods after the Closing Date to the extent provided in Section 6.7 of this Agreement (the “Assumed Taxes”, and together with the Assumed Payables and the Assumed Contracts, the “Assumed Liabilities”).  Buyer shall not assume or have responsibility with respect to any Liability of Sellers other than the Assumed Liabilities (the “Retained Liabilities”), all of which shall be retained by Sellers.  The Retained Liabilities will include, without limitation, any Liability (i) of Sellers for Taxes (other than the Assumed Taxes), (ii) arising under or relating to Environmental Laws attributable or relating to the conduct of Sellers or the use of the Acquired Assets on or prior to the Closing Date, (iii) relating to or arising from any Employee Plan or any related contract, agreement or other arrangement, (iv) for defects in products or services provided by Sellers or any express or implied warranty relating to such products or services, (v) for any claims, actions, suits or proceedings against Sellers, (vi) arising from the misclassification by Sellers of any Person as an independent contractor or employee, or of any employee as salaried or hourly, (vii) for any payable not listed on Schedule 1.3(a), (viii) arising under any Contract not listed on Schedule 1.3(b), (ix) for any pre-Closing breach of any Contract listed on Schedule 1.3(b), (x) arising under any asset that is not among the Acquired Assets and (xi) of Sellers for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

1.4.         Expenses, Consents and Taxes.  Sellers shall pay, or cause to be paid, all costs and expenses of obtaining all consents of third parties, and all transfer, stamp, sales, use or other similar Taxes or duties payable in connection with the sale and transfer of the Acquired Assets to Buyer.  Sellers shall be liable for any Taxes, excises or impounds related to or arising out of any Taxes measured by income, or sales taxes in connection with the sale of the Acquired Assets.

1.5.         Prorations.

(a)           Buyer and Sellers agree that, except as otherwise specifically provided in this Agreement, all of the ordinary and recurring items normally incurred by Sellers in their capacities as owners of the Acquired Assets, to the extent customarily prorated, shall be prorated and charged as of the Closing Date, without any duplication of payment, including those listed below, with Sellers liable to the extent such items relate to the period prior to the Closing Date, and Buyer liable to the extent such items relate to the period on or after the Closing Date (measured in the same units used to compute the item in question and otherwise measured by calendar days):

(i)           All Taxes on or with respect to the ownership, lease, use, maintenance or operation of the Acquired Assets, other than Property Taxes prorated pursuant to Section 6.7(a) and other than Income Taxes;

(ii)          rent or other charges passed-through under leases;

(iii)         fees or other fees, assessments or charges with respect to any Seller Permit;

(iv)        charges for water, telephone, electricity and other utilities; and

(v)         periodic, annual or recurring fees or payments to Governmental Entities.

(b)           In connection with the prorations referred to in Section 1.5(a) above, in the event that actual figures are not available at the Closing Date, the proration shall be based upon the applicable amounts accrued through the Closing Date or paid for the most recent year or other appropriate period for which such amounts paid are available or the best estimates available.  All prorated amounts shall be recalculated and paid to the appropriate party within thirty (30) days after the date that the previously unavailable actual figures become available.  Sellers and Buyer shall furnish each other with such documents and other records as may be reasonably requested in order to confirm all proration calculations made pursuant to this Section 1.5.

ARTICLE II
Closing; Purchase Price

2.1.         Closing Date.  The closing of the transactions provided for in this Agreement (the “Closing”) will take place at the offices of Gardere Wynne Sewell LLP, 1000 Louisiana, Suite 3400, Houston, Texas 77002, contemporaneously with the execution and delivery of this Agreement.  The Closing may take place by the exchange of signature pages by facsimile, email or other electronic means.  The actual date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.2.         Purchase Price.  On the terms and subject to the conditions of this Agreement, as consideration for the Acquired Assets and the non-competition covenants provided for in this Agreement, Buyer will pay to Seller an amount equal to $6,032,150.69 (the “Purchase Price”), and will assume the Assumed Liabilities.

2.3.         Termination of Warrants.  At Closing, all of the unexercised Warrants shall immediately be terminated and all shares of stock of Hemiwedge Industries owned by Buyer and its Affiliates (including Asymmetric) then owned as a result of the prior exercise of such Warrants shall be forfeited to Hemiwedge Industries without additional consideration.

2.4.         Purchase Price Allocation.  As promptly as practicable after the Closing, Sellers and Buyer will work in good faith to jointly prepare IRS Form 8594 to report the allocation of the Purchase Price among the Acquired Assets.  No party may assert, in connection with any Tax Return, Tax audit or similar proceeding, any allocation that differs from that agreed upon and the Form 8594.

2.5.         Closing Payments; Offset of Buyer Note.  At Closing, (a) Buyer will make the payments, on Seller’s behalf, to the creditors of Sellers set forth on Schedule 2.5(a), in the amounts and pursuant to the instructions set forth thereon, (b) the amount payable under the Buyer Notes, including all interest accrued through the Closing Date, will be offset against the Purchase Price, (c) Buyer will withhold from the Purchase Price an amount equal to the aggregate amounts payable to the creditors of Sellers set forth on Schedule 2.5(c) (the “Settlement Creditors”), (d)(i) the amount, if any, by which the Assumed Payables exceeds $1,600,000 and (ii) the amount of $33,285.50, which is the amount of the account receivable from Samir Refinery (the “Samir Receivable”), will be offset against the Purchase Price.  All such payments, withholdings and offsets will be deducted from the Purchase Price.  The remainder of the Purchase Price, if any, shall be paid to Sellers at Closing according to the allocation and pursuant to the wiring instructions set forth on Schedule 2.5(e).  For 90 days from and after Closing, Sellers may attempt to reach settlements on the amounts owed to the Settlement Creditors.  As and when Sellers reach a settlement with the Settlement Creditor, then within five business days after delivery to Buyer of a payoff letter from the Settlement Creditor in a form acceptable to Buyer stating the amount that such Settlement Creditor will accept in full satisfaction of Sellers’ obligations to such Settlement Creditor, Buyer shall (x) pay such amount (which shall not exceed the amount for such Settlement Creditor set forth on Schedule 2.5(c)) to such Settlement Creditor directly pursuant to payment instructions in the payoff letter, and (y) pay the difference, if any, between the amount for such Settlement Creditor set forth on Schedule 2.5(c) and the amount in the payoff letter to Sellers.  Upon the expiration of such 90-day period, Sellers shall be required to cease settlement negotiations and obtain payoff letters from all Settlement Creditors that remain unpaid, and Buyer shall be entitled to contact any such Settlement Creditors and resolve the matter with them directly, with a conformed copy of any payment made to such Settlement Creditors to be delivered to Sellers.  As and when Buyer collects the Samir Receivable, Buyer will pay such collected amounts to Sellers, up to the amount of the Samir Receivable.

2.6.         Closing Conveyance Instruments.

(a)           At Closing, Sellers will deliver to Buyer the following, each in form and substance acceptable to Buyer:

(i)           a bill of sale, assignment and assumption agreement (the “Assignment and Assumption Agreement”) transferring good, marketable and indefeasible title to all of the Acquired Assets, free and clear of all Encumbrances and effecting the assumption of the Assumed Liabilities by Buyer, duly executed by each Seller;

(ii)          all consents from third parties required for the transfer of the Contracts, the Seller Permits, and any other Acquired Assets, including from all of the Persons set forth on Schedule 3.3;

(iii)         all appropriate documents for the assignment as of the Closing Date of all of Sellers’s rights under the Seller Permits;

(iv)         a sublease for the premises under the Office Lease (the “Sublease”), duly executed by HVC;

(v)         a consent and estoppel certificate, duly executed by the Landlord;

(vi)        all appropriate documents for the assignment to Buyer as of the Closing Date of all Intellectual Property;

(vii)       a certificate duly executed by an officer of Hemiwedge Industries (i) attaching and certifying on behalf of each Seller complete and correct copies of (A) the Charter Documents of such Seller together with all amendments thereto, of each Seller as in effect as of the Closing, (B) the resolutions of the Board of Directors of each Seller authorizing the execution, delivery and performance by such Seller of this Agreement and the transactions contemplated hereby, (C) the written consent of the stockholders of such Seller authorizing the sale of substantially all of such Seller’s assets, and (D) an opinion from Sellers’ investment banker or another firm acceptable to Buyer stating that the transactions contemplated by this Agreement are entirely fair from a financial perspective to Sellers and its shareholders, (ii) certifying on behalf of each Seller the incumbency of each officer of each Seller executing this Agreement or any other document delivered in connection with the Closing and (iii) attaching good standing and existence certificates of each Seller in the state of its formation and each jurisdiction in which it conducts business;

(viii)      a payoff letter from each of the Persons set forth on Schedule 2.5(a) and all documentation necessary to evidence releases (including releases of pledges, mortgages, guaranties and collateral agreements, terminations of control agreements and UCC-3 termination statements) of all Encumbrances on the Acquired Assets, together with the delivery or arrangement satisfactory to Buyer for delivery of all collateral held by the holders of any Indebtedness; and

(ix)         such other instruments of transfer and assignment in respect of the Acquired Assets as Buyer reasonably requires.

(b)           At Closing, Buyer shall deliver the following, each in a form acceptable to Sellers:

(i)           payment of the amounts set forth in Section 2.5;

(ii)          the Assignment and Assumption Agreement, duly executed by Buyer;

(iii)         the Sublease, duly executed by Buyer.

(c)           If the legal interest in any of the Acquired Assets, or any claim, right or benefit arising under or resulting from the Acquired Assets, cannot be sold, assigned, transferred or conveyed on the Closing Date because any waiting or notice period has not expired or any required consents or approvals have not been obtained or waived, then the legal interest in such Acquired Assets will not be sold, assigned, transferred or conveyed until such waiting or notice period shall have expired or until the necessary approval, consent or waiver is obtained, and Seller will, at its expense, use commercially reasonable efforts to obtain such consents, approvals or waivers as soon as practicable.  Nothing in this Agreement may be construed as an attempt to assign to Buyer any legal interest in any of the Acquired Assets that, as a matter of law or by the terms of any contract to which Seller is subject, is not assignable without the consent of any other party, unless such consent is given.  Pending such assignments, conveyances and transfers, Seller will hold any such non-assigned Acquired Assets for the benefit and at the risk of Buyer and will cooperate with Buyer in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to Buyer.

2.7.         Further Assurances.  From time to time after the Closing, the parties will execute and deliver, or cause to be executed and delivered, without further consideration, any other instruments of conveyance, assignment, transfer and delivery and will take any other actions reasonably requested by Buyer in order to more effectively transfer, convey, assign and deliver the Acquired Assets to Buyer, or to enable Buyer to exercise and enjoy all of Seller’s rights and benefits with respect to the Acquired Assets.

ARTICLE III
Representations and Warranties of Sellers

In order to induce Buyer to purchase the Assets, Sellers jointly and severally represent and warrant to Buyer that each of the statements in this Article III is true, correct and complete as of the Closing Date, except in all cases as set forth in the applicable section of the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”).

3.1.         Organization, Standing, Qualification and Power.  Each Seller is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction in which it has been organized, which jurisdiction is set forth on Schedule 3.1, and has all requisite power and authority to own, lease and operate its properties and to carry on the Business as presently conducted.  Each Seller is duly qualified and in good standing to do business in each jurisdiction in which such qualification is necessary because of the character of the assets owned or leased by it or the nature of the business conducted by it, except where the failure to so qualify has not had or would not reasonably be expected to have a Material Adverse Effect.  A true and complete list of the jurisdictions in which each Seller is so qualified is set forth on Schedule 3.1.  Each Seller has provided, or made available to, Buyer with true and complete copies of its Charter Documents.

3.2.         Authority; Execution and Delivery; Enforceability.  Each Seller has all requisite power and authority to execute, deliver and perform this Agreement and the Related Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each Seller of this Agreement and the Related Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Seller.  This Agreement and each Related Document to which each Seller is, or is specified to be, a party shall constitute upon such execution and delivery, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

3.3.         No Conflicts; Consents.  The Sellers’ execution and delivery of this Agreement and the Related Documents to which each is a party and the performance of their respective obligations thereunder and the consummation of the transactions contemplated hereby and thereby by the Sellers do not:

(a)           except for the third-party consents set forth on Schedule 3.3, conflict with or require the consent, approval, ratification, waiver or other authorization of any Person under any of the terms, conditions or provisions of the Charter Documents of any Seller;

(b)           violate any provision of, or require the approval of any Governmental Entity under, any Applicable Law or Orders applicable to any Seller or to which any of the Acquired Assets are subject;

(c)           (i) conflict with, result in a breach or termination of, constitute a material default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, approval, ratification, waiver or other authorization under or otherwise give any Person additional rights under any contract, instrument or understanding to which any Seller is a party or by which any of its assets is bound or that is necessary for operation of the Acquired Assets or the Business as conducted by the Sellers; or (ii) give rise to or effectuate (A) any right of first offer, right of first refusal, preferential right to purchase or change of control provision, (B) any anti-dilution provision, (C) any change in the economic terms of any contract, instrument or right of any Seller, or (D) any obligation, or right in favor of any Person, including a right to amend, accelerate, suspend, revoke or terminate, under any contract or instrument or right of any Seller; or (iii) require consent, approval, ratification, waiver or other authorization of any Person, including any Governmental Entity; or (iv) constitute an assignment of any contract or instrument or right of any Seller; or (v) accelerate any vesting, exercise or other similar right of any Person with respect to any Seller or the Acquired Assets; or

(d)           result in the creation or imposition of any Encumbrance upon the Acquired Assets, or impair the authority or ability of the Sellers to carry on the Business in the same manner as it is presently being conducted.

3.4.         Capitalization of Sellers.

(a)           Schedule 3.4 sets forth for each Seller the legal name, state of formation, type of entity, trade name, EIN and the authorized and the issued and outstanding capital stock and other securities of such Seller.  All issued and outstanding shares of capital stock or other securities of each Seller have been duly authorized, validly issued, fully paid, nonassessable and free of any preemptive or stock purchase rights, are held of record and owned beneficially by the Persons indicated on Schedule 3.4, and have been offered and sold by such Seller in material compliance with applicable securities laws.

(b)           No shares of capital stock or other securities in any Seller were issued in violation of any preemptive rights or stock purchase rights provided by Applicable Laws or by contractual agreement, or issued or repurchased in violation of any Applicable Laws or contractual agreement.  Except as set forth on Schedule 3.4, there are no outstanding (i) securities convertible into or exchangeable for the capital stock or other securities of any Seller, (ii) options, warrants, calls or other rights to purchase or subscribe for capital stock or other securities of any Seller, (iii) contracts of any kind by which any Seller is subject or bound requiring the issuance after the date hereof of (A) any capital stock or any other securities of any Seller, (B) any convertible or exchangeable security of the type referred to in clause (ii) or any options, warrants, calls or rights of the type referred to in clause (iii), or (C) commitments or agreements of any character (contingent or otherwise) with respect to distributing or otherwise sharing revenues or profits of any Seller.

(c)           There are no voting trusts, voting agreements or similar agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights, proxies or other agreements or understandings to which any Seller is bound with respect to or affecting any shares of capital stock or other securities of Seller or securities convertible into or exchangeable for such shares of capital stock or other securities.

(d)           Except as set forth on Schedule 3.4, there are no anti-dilution protections or other adjustment provisions in existence with respect to any of the shares of capital stock or other securities of either Seller.

(e)           Except for Hemiwedge Industries’ ownership of 100% of the outstanding shares of HVC and SMW, neither Seller owns any direct or indirect equity, membership, partnership, profit sharing, participation or other interest (whether absolute or contingent) or investment in any other Person.

3.5.         Financial Statements.

(a)           Schedule 3.5(a) contains the unaudited consolidated balance sheets of Sellers as of December 31, 2010 (the “Year-End Balance Sheet”), and the related unaudited statements of operations, and cash flows for the fiscal year then ended (together with the Year-End Balance Sheet, the “Unaudited Financial Statements”).  Except for the absence of footnotes and for normal non-material year-end adjustments, the Unaudited Financial Statements have been prepared from the books and records of Sellers in accordance with GAAP consistently applied and are true and correct and present fairly, in all material respects, the financial condition and the results of operations and cash flows of Sellers as of the dates set forth therein, and have not been rendered untrue, incomplete or unfair as representations of the financial condition or results of operation and cash flows of the entities or business to which they relate as of the dates thereof or the periods then ended by the subsequent discovery of events or occurrences.

(b)           Schedule 3.5(b) contains the unaudited consolidated balance sheet of each Seller as of March 31, 2011 (the “Latest Balance Sheet”) and the related unaudited statement of operations, and cash flows for the period then ended (together with the Latest Balance Sheet, the “Interim Financial Statements”; and the Interim Financial Statements together with the Unaudited Financial Statements, the “Financial Statements”).  Except for the absence of footnotes and for normal non-material year-end adjustments, the Interim Financial Statements have been prepared from the books and records of the Sellers in accordance with GAAP consistently applied and present fairly, in all material respects, the financial position and the results of operations and cash flows of the Sellers as of the date of the Latest Balance Sheet, and have not been rendered untrue, incomplete or unfair as representations of the financial condition or results of operation and cash flows of the entities or business to which they relate as of the dates thereof or the periods then ended by the subsequent discovery of events or occurrences.

(c)           Neither Seller has, nor are any of its assets subject to, any obligations or liabilities of any kind, whether arising out of contract, tort, statute or otherwise, (whether accrued, absolute, contingent or otherwise, and whether due or to become due) which is not accrued or reserved against in the Latest Balance Sheet, other than liabilities or obligations (i) set forth or reserved against in, or referred to in the related notes, the Latest Balance Sheet, or (ii) incurred in the ordinary course of business consistent with prior practice since the date of the Latest Balance Sheet and recorded on the books of Sellers and not material either individually or in the aggregate.  All reserves shown in the Latest Balance Sheet are appropriate, reasonable, and sufficient to provide for losses thereby contemplated.

(d)           Neither Seller has any Indebtedness except as set forth on Schedule 1.3(a) (Assumed Payables), Schedule 2.5(a) (Closing Date Creditors), Schedule 2.5(c) (Settlement Creditors), Schedule 3.17(b)(ii) (Employee Liabilities) and Schedule 6.11 (Certain Creditors Paid by Sellers).

(e)           All accounts receivable and notes receivable of Sellers reflected on the Latest Balance Sheet: (i) were acquired in the ordinary course of business and represent fully completed bona fide transactions for sale and delivery of goods or rendition of services consummated in the ordinary course of business in accordance with the terms of any documents related thereto, require (other than using commercially reasonable efforts in the ordinary course of business) no further act on the part of Sellers to make such accounts receivable payable by the account debtors and are payable on ordinary trade terms; (ii) ,except as set forth on Schedule 3.5(e), are not subject to any claim, counterclaim, set-off or deduction and, to Sellers’ Knowledge, are fully collectible at the face amounts thereof; (iii) represent valid obligations owing to Sellers by account debtors that are not Affiliates of Sellers which are enforceable in accordance with their respective terms and not subject to any bankruptcy, insolvency, reorganization, dissolution or similar proceeding; and (d) are owned by Sellers free and clear of all Encumbrances (other than Permitted Encumbrances).

(f)           All accounts payable of Sellers, including the Assumed Payables, are the result of bona fide transactions consummated in the ordinary course of business.

(g)           Each Seller is solvent prior to and after giving effect to this Agreement and the Related Documents to be entered into on the Closing Date.  Sellers are not involved in any proceedings, nor are any proceedings contemplated by or, to the Sellers’ Knowledge, against either of them, in any court under the U.S. Bankruptcy Code or any other insolvency or debtor’s relief act, or for the appointment of a trustee, receiver, liquidator, sequestrator or other similar official for Sellers or with respect to any of the Assets.

3.6.         Books and Records.  The books and records of each Seller set forth in all respects the transactions to which it is a party or by which it or its Assets is bound and such Books and Records are true and complete in all material respects and have been properly kept and maintained in accordance with GAAP, consistently applied or, to the extent not financial records, in accordance with good business practices.  The minute books of each Seller provided to Buyer prior to the execution of the Agreement contain minutes of all meetings of, and accurate consents to all actions taken without meetings by, the boards of directors, managers or other persons performing similar functions or any committees thereof, and the holders of any securities.

3.7.         Real Property.

(a)           Sellers do not own any real property.  Sellers do not lease any real property other than pursuant to the Office Lease.  HVC has good and valid title to the leasehold estate under the Office Lease, in each case subject to title matters affecting the fee interest of the real property leased thereunder and otherwise free and clear of all Encumbrances.  Sellers have delivered or made available to Buyer true, correct and complete copies of all title reports, surveys, leases, subleases and related material documents pertaining to the leased real property in Sellers’ possession.

(b)           The leased real property and the improvements located thereon are supplied with and have access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the Business of Buyer to be operated in the ordinary course as currently operated by Sellers.  Neither the whole nor any part of the leased real property is subject to any pending suit for condemnation or other taking, by eminent domain or otherwise) by any Governmental Entity, and, to the Sellers’ Knowledge, no such condemnation or other taking is threatened.

3.8.         Title and Encumbrances.

(a)           The Sellers have good, valid and marketable title to all of the Acquired Assets.  The Sellers have good and valid leasehold interests in all of the Acquired Assets that it purports to hold under lease.  All such Acquired Assets are owned or leased, as the case may be, by Sellers free and clear of Encumbrances except for Permitted Encumbrances or as set forth on Schedule 3.8(b).

(b)           Schedule 3.8(b) sets forth a complete and correct list of all Encumbrances of any kind affecting the Acquired Assets, including any agreement to give any Encumbrance, and all financing statements naming the Sellers or any predecessor as debtor and filed under the Uniform Commercial Code of any jurisdiction in connection with any of the foregoing, or as to which the authority to file any such financing statement has been given.  All of the Encumbrances on Schedule 3.8(b) shall be fully and unconditionally released upon Buyer’s payment of the amounts set forth on Schedule 2.5(a).

3.9.         Condition and Sufficiency of Assets.  The Acquired Assets are in good operating condition and repair, ordinary wear and tear excepted, are suitable for the purposes for which they are used and intended, conform in all material respects with all applicable Laws and are subject to no known material defects therein.  The Acquired Assets are and, at the Closing will be, sufficient to permit Buyer, on a commercially practicable basis, to conduct the Business in the manner presently conducted by Sellers.  No Person other than Sellers, including SMW, owns any assets, rights or properties that are used in Sellers’ conduct of the Business or that Buyer will need in order to conduct the Business in the manner presently conducted by Sellers.

3.10.        Intellectual Property.

(a)           Schedule 3.10 sets forth all Intellectual Property owned, used by, held for use or licensed to or by the Sellers (other than readily available, off-the-shelf software licensed from Third Parties and used without modification).  All patents, trademarks, trade names, service marks, assumed names, and copyrights and all registrations thereof included in or related to such Intellectual Property are valid, subsisting and in full force and effect; no patent application or patent used or held for use in the Business is involved in any proceeding in which its validity or enforceability has been or is being challenged, and no trademark, service mark, trade name, or brand name, nor any application therefor, used or held for use in the Business is involved in any opposition or cancellation proceeding.  No licenses, sublicenses, covenants or agreements have been granted or entered into by Sellers in respect of such Intellectual Property, except those described on Schedule 3.10.  Sellers validly own, validly license, or have legal right to use all Intellectual Property which is necessary for the conduct of the Business as now conducted, and all such rights are valid and in good standing, are free and clear of all Encumbrances, and have not been challenged in any way or involved in any interference, opposition, or cancellation proceedings, and after Closing, Buyer shall possess the same ability to exercise such ownership or license rights to such Intellectual Property as Sellers prior to Closing.

(b)           Sellers own or possess, free and clear of all Encumbrances, sufficient legal rights to all Intellectual Property necessary to conduct the Sellers’ Business as now conducted, and the same do not conflict with or infringe the rights of others.  All Persons, including present and former equity owners, managers, officers, employees, agents, consultants, and contractors of Sellers, who have contributed to or participated in the conception and development of any such Intellectual Property have either: (a) been a Party to a “work made for hire” arrangement or agreement with Sellers, in accordance with applicable Law, that will accord Sellers full, effective, exclusive and original ownership of all tangible and intangible property and rights thereby arising; or (b) executed appropriate instruments of assignment in favor of Sellers as assignee that have conveyed to Sellers full, effective and exclusive ownership of all tangible and intangible property and rights thereby arising.

(c)           Neither Sellers nor any of their predecessors or Affiliates (or any goods or services sold by any of them) has violated, infringed upon or unlawfully or wrongfully used the Intellectual Property of others and none of the Intellectual Property of Sellers, or any related rights, as used in the businesses now or heretofore conducted by Sellers, infringes upon or otherwise violates the rights of others, nor has any Person or Governmental Entity asserted to Sellers a claim of such infringement or misuse or initiated (or indicated any present or future intention to initiate) any proceeding with respect to any such Intellectual Property.

(d)           To Sellers’ Knowledge, no third party has interfered with, challenged, infringed upon, misappropriated, or violated any Intellectual Property rights of Sellers.

(e)           The consummation of the Transactions contemplated by this Agreement will not alter or impair any of Sellers’ Intellectual Property or result in a material breach or default under any agreement of Sellers.  The several licenses and agreements included in the Intellectual Property (including all amendments, novations, supplements, or replacements to those licenses and agreements), copies of which have been provided to Purchaser, are in full force and effect, no notice having been given on either side to terminate them.  The obligations of all parties under such licenses and agreements included in the Intellectual Property (including all amendments, novations, supplements, or replacements to those licenses and agreements) have been complied with in all material respects.

(f)           Sellers have taken all reasonable measures to enforce, maintain and protect its interests and, to the extent applicable, the rights of third parties, in and to Sellers’ Intellectual Property.  All trade secrets and confidential or proprietary information belonging to Sellers, which has not been patented, have been kept confidential.  No Person has been granted or assigned any right to manufacture, refine, assemble, produce, license, distribute, market or exploit any of Sellers’ Intellectual Property, products or services or any adaptations, translations or derivative works based on any of its products.

(g)           Schedule 3.10(g) sets forth the detail of any Liability of Sellers to make any payments, for royalties, fees or otherwise to any Person in connection with any of the Sellers’ Intellectual Property, which detail shall include the name of the Person, the amount or terms of the payment or royalty Liability, and the Contract from which it arises.  All such amounts due and payable thereunder have either been paid in full or will be paid in full with proceeds received on the Closing Date, which payments are set forth on Schedule 2.5(a).

3.11.       Material Contracts.

(a)           Schedule 3.11 contains a list, identified to the subparagraphs below, of each Material Contract to which either Seller is a party, and identifies the name of the parties thereto, the date of execution thereof, any material amendments thereto, and the particular subsection or subsections below that is applicable to such Material Contract.  As used in this Agreement, “Material Contract” means any Contract, or series of related Contracts, that:

(i)           relates to the sale of goods and/or the provision of services (including open sale or purchase orders) pursuant to which either Seller has received during the four full fiscal quarters preceding the date hereof, or is entitled to receive, revenue in excess of $10,000;

(ii)          obligates either Seller (including under open purchase orders) to pay an amount in excess of $10,000 during any twelve month period after the date hereof;

(iii)         has a remaining term of greater than one year from the date of this Agreement;

(iv)        is a customer contract that can be unilaterally terminated by the customer on less than 90 days’ notice;

(v)         involves an obligation of either Seller that relates to Indebtedness;

(vi)        provides for the employment or engagement of any employee or consultant of either Seller or would require any severance, retention or incentive payment as a result of the Transactions;

(vii)       expressly limits or restricts the ability of either Seller to compete or otherwise to conduct the Business as presently conducted in any manner or place;

(viii)       requires either Seller to deal exclusively with any Person or any Person to deal exclusively with either Seller;

(ix)         exposes either Seller to liability for consequential, incidental, indirect or punitive damages;

(x)          contains a “most-favored nation” or other preferential pricing clause;

(xi)         obligates either Seller to purchase a minimum quantity of goods or services;

(xii)        requires either Seller to make any capital investment or other expenditure prior to providing or as a condition to continuing any services;

(xiii)       is a partnership or joint venture agreement;

(xiv)       is a contract with a Governmental Entity;

(xv)        is a labor union or collective bargaining contract;

(xvi)       is a contract for the purchase or lease of real property or material personal property;

(xvii)      is a Hedge Agreement;

(xviii)     is a license, sublicense, option or other agreement relating in whole or in part to Sellers’ Intellectual Property;

(xix)       creates an Encumbrance upon any Acquired Asset;

(xx)        obligates either Seller to indemnify any other Person in connection with any disposition, sale or other transfer of any present or former business of either Seller;

(xxi)       is with any of Sellers’ Affiliates; or

(xxii)      is otherwise material to the Business of or the ownership, use or operation of the Acquired Assets.

(b)           True, correct and complete copies of the Material Contracts, including all amendments, modifications, waivers, consents and other similar documents relating thereto, have been made available to Buyer in the Data Room.  Such Material Contracts are in full force and effect and are in all material respects valid and binding obligations of Sellers and, to Sellers’ Knowledge, of the other parties thereto, enforceable in accordance with their terms against Sellers and, to Sellers’ Knowledge, against the other Party thereto, subject to laws affecting generally the enforcement of creditor’s rights and to general principles of equity.  No defenses, offsets, or counterclaims have been asserted or, to the Sellers’ Knowledge, may be made by any parties thereto, nor have Sellers waived any rights thereunder, with respect to the Material Contracts.  Sellers are in compliance with all material commitments and obligations pertaining to them under the Material Contracts and are not in default (nor has there occurred any condition or event which, after notice or lapse of time or both, would constitute a default) under any of the Material Contracts, and to the Sellers’ Knowledge, the counterparties to such Material Contracts are not in default (nor has there occurred any condition or event which, after notice or lapse of time or both, would constitute a default).  Sellers have not received written notice alleging a default or breach of or any plan or intention of any other parties to any Material Contracts to exercise any right to cancel or terminate any Material Contracts.  Sellers have neither received nor given written notice of or requesting any material amendment or material change to any Material Contracts.  No consent of any third party is required under any of such Material Contracts in order to keep such Material Contracts in full force and effect after the execution and delivery of this Agreement and the consummation of the Transactions.  Sellers have not received or paid any cash or cash equivalents in the nature of advances, deposits or similar prepayments against any of such items and is not aware of any other offset against the full face amount thereof.

3.12.       Permits.  Schedule 3.12 lists all the material Permits held by Sellers.  Sellers own or possess all Permits as are required with respect to the lawful conduct of the Business as presently conducted, all such Permits are in full force and effect, the Business has been and is being owned and operated in material compliance with the requirements of such Permits, and no proceeding is pending or, to the Sellers’ Knowledge, threatened that would adversely affect any of such Permits.  Sellers have no reason to believe that any such Permits that are required to enable Sellers to own and operate the Business, cannot be renewed or replaced in the ordinary course.  The execution and delivery of this Agreement and the Related Documents and the consummation of the Transactions will not result in any revocation, cancellation, suspension or modification of any such Permit.

3.13.       Taxes.  Except as set forth on Schedule 3.13, (a) Sellers have timely filed all Tax Returns required to be filed by them (except for untimely Tax Returns filed prior to 2008 or with respect to which all potential penalties for such untimely filings have been assessed and paid in full); and all Tax Returns filed by Sellers are true, correct and complete in all respects, (b) Sellers have timely paid or caused to be paid all Taxes due or which will become due prior to the Closing whether or not shown as being due on any Tax Return, (c) no penalty, interest or other charge is or will become due with respect to the late filing of any Tax Return of Sellers for any period prior to the Closing or the late payment of any Tax of Sellers due for any period prior to the Closing, (d) the Closing Balance Sheet reflects an adequate reserve, in accordance with GAAP, for all liabilities for Taxes of Sellers through the date thereof, (e) all Tax withholding and deposit requirements imposed on Sellers, with respect to the income or operations of Sellers, or with respect to amounts paid or owing to any employee, creditor, independent contractor, vendor, shareholder or other third party, or for which Sellers otherwise may be held liable, have been duly deposited, withheld and/or collected, and have been paid over to the proper authorities to the extent due and payable, (f) no audit, examination, investigation, deficiency or refund litigation or other proceeding in respect of Taxes of Sellers is pending, proposed, threatened or being conducted by a Tax authority and no taxing authority has given notice of the commencement of any audit, examination, deficiency litigation or other proceeding with respect to any such Taxes, (g) no issues have been raised or adjustments proposed by the relevant taxing authority in connection with any examination of the Tax Returns filed by Sellers, (h) no extension or waiver of the statute of limitations on the assessment of any Taxes has been requested by or granted to Sellers and is currently in effect, (i) Sellers have not taken action that could defer any Liability for Taxes from any Pre-Closing Tax Period to any Post-Closing Tax Period, (j) no power of attorney has been granted by or with respect to Sellers with respect to any matter relating to Taxes, (k) neither Seller is or has been a United States real property holding corporation (as that term is defined in Section 897(c)(2) of the Code), (l) Sellers have not been subject to a Tax ruling that has continuing effect, (m) Sellers have neither agreed to include, nor are they required to include, in income for any year beginning after the Effective Time, any adjustment under either Section 481(a) or 482 of the Code (or an analogous provision of state, local or foreign law) by reason of a change in accounting method or otherwise, (n) no Governmental Entity has made a claim or has reason to make a claim that Sellers may be subject to Tax in that jurisdiction for a period in which no Tax Return was filed, and (o) other than any Encumbrances for current Taxes not yet past due, there are no Encumbrances for Taxes upon the Acquired Assets.

3.14.       Litigation.  Except as set forth on Schedule 3.14, There is no Proceeding or Order pending or, to the Sellers’ Knowledge, threatened, against or affecting Sellers or the Acquired Assets.  No Seller is a party to or subject to or in default under any Order.

3.15.       Insurance.  Schedule 3.15 contains a complete and accurate list and description (including all applicable policy limits, premiums and deductibles) of all insurance policies and bonds maintained by or for the benefit of Sellers.  Such insurance policies and bonds are with reputable insurers and provide coverage of a character and in such amounts, and against such losses and risks, as are generally and usually maintained by comparable businesses similarly situated that exercise prudent business practices.  Such insurance policies and bonds are in full force and effect, all premiums due and payable thereon have been paid and no notice of termination has been received with respect thereto.  No claims are currently pending under such policies.

3.16.       Employee Benefit Plans and Arrangements.  Schedule 3.16 hereto lists all Employee Plans.  Sellers have delivered or made available to Buyer true, correct and complete copies of all Employee Plan documents and/or contracts (including, where applicable, any documents and/or instruments establishing or constituting any related trust, annuity contract or funding instrument) and summary Employee Plan descriptions. Sellers have provided or made available to Buyer with true, correct and complete copies of the Form 5500 filed with respect to each Employee Plan maintained in the United States (and any similar filings with respect to each Employee Plan required in jurisdictions other than the United States) that was required to file an annual report for the plan year immediately preceding the Closing Date.  Each of such Forms 5500 (or each of such similar filings in jurisdictions outside of the United States) accurately reflects the financial status of the Employee Plan to which it relates as of the dates specified therein.  In addition, Sellers have provided or made available to Buyer with (a) true, correct and complete copies of any and all written communications notices or claims that Sellers have received from the IRS, the Department of Labor and/or the Pension Benefit Guaranty Corporation, or from any other regulatory or governing agency or entity similar thereto, concerning the Employee Plans that give notice of possible imposition of a fine, penalty or liability with respect to such plan, arrangement or agreement and (b) true, correct and complete copies of any complaints, petitions, claims or other notices of liability relating to any such plan, arrangement or agreement that have been filed by any other party.  Neither Seller nor any ERISA Affiliate has at any time contributed to any multiemployer plan as defined in Section 3(37) of ERISA (“Multiemployer Plans”) or maintained any defined benefit plan as defined in Section 3(35) of ERISA.  No employee is entitled to any severance, parachute (as defined in Section 280G of the Code) or other similar payment in connection with the transactions contemplated pursuant to this Agreement.  All Employee Plans have at all times been maintained in compliance (both in form and operation) with the applicable provisions of the Code and ERISA, and all contributions required to be made to such plans have been made.

3.17.       Employee and Labor Matters.

(a)           Schedule 3.17(a) contains a complete and accurate list of all employment contracts, consulting agreements, management agreements, retention, severance or change of control agreements, confidentiality agreements, non-compete agreements, proprietary rights agreements, including each Person on leave of absence or layoff status and similar agreements to which either Seller is a party on the date hereof.  All such agreements are in full force and effect and Sellers are in compliance with all their obligations thereunder and are not in default thereunder except where such non-compliance of default could be expected to have a Material Adverse Effect, and to the Sellers’ Knowledge, the counterparties to such agreements are not in default thereunder.

(b)           Schedule 3.17(b)(i) sets forth a list of the name, job title or description, date of hire and current base salary or hourly rate of each person currently employed by Sellers (“Current Employee”), including each person on leave of absence or layoff status.  Sellers will not, on the Closing Date, have any outstanding Liability for payment of wages, vacation or sick pay (whether accrued or otherwise), salaries, bonuses, pensions, contributions under any employee benefit plans or any other compensation, current or deferred, under any collective bargaining or employment contracts, whether oral or written, based upon or accruing with respect to those services of the Current Employees or any former employees performed prior to the Closing Date except for any payment due for the current payment or contribution period or for any wages which will be paid with proceeds received on the Closing Date and such payments are set forth on Schedule 3.17(b)(ii).  Sellers have not, because of past practices, established any rights on the part of Current Employees or any former employees to receive additional compensation with respect to any period before or after the Closing Date.

(c)           Sellers have no workmen’s compensation or worker’s compensation claims, known or unknown, insured or uninsured.  All amounts required by any statute, insurance policy, or other governmental body or agreement to be paid into any workmen’s compensation loss or reserve fund, collateral fund, sinking fund or similar account have been duly paid into such fund or account as required.

(d)           To the Sellers’ Knowledge, (i) there are no unfair labor practice complaints pending before the National Labor Relations Board with respect to any Current Employees or any former employees; (ii) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or affecting Sellers with respect to any Current Employees or any former employees; (iii) Sellers have not experienced a strike or work slowdown or stoppage or any unfair labor practice complaints or threats of the foregoing; (iv) neither Seller is not a party to or subject to a collective bargaining agreement, memorandum of understanding, settlement agreement, letter of understanding or side letter and no collective bargaining agreement, memorandum of understanding, settlement agreement, letter of understanding or side letter relating to any Current Employee or former employee is currently being negotiated; and (v) no Proceedings are pending or, to the Sellers’ Knowledge, threatened against Sellers with respect to employment and employment practices, terms and conditions of employment, and wages and hours of any Current Employee or former employee.

(e)           Schedule 3.17(e) sets forth a complete list of (i) those individuals currently receiving continuation coverage under a Seller Benefit Plan pursuant to the State Continuation of Insurance (“SCI”), and (ii) all employees, former employees and “qualified beneficiaries” (as such term is defined under Section 4980B(g)(1) of the Code) who are in the SCI election period with respect to a Seller Benefit Plan but who have not yet made a SCI election.

3.18.       Customers and Suppliers.  Schedule 3.18 contains a true and complete list of the 10 largest customers and suppliers of Sellers (based on revenues) for calendar year 2010 and year-to-date.  No such customer has terminated or amended, nor has given written notice to either Seller that it intends to terminate or materially amend, the terms or amount of goods or services purchased from (or payments made to) Sellers.  No such supplier has terminated or amended, nor has given written notice to Sellers that it intends to terminate or materially amend, the cost or availability of goods or services supplied to Sellers.

3.19.       Absence of Changes or Events.  Since the date of the Latest  Balance Sheet, each Seller has conducted its business only in the Ordinary Course of Business, and there has not occurred any event, condition or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect.  Without limiting the foregoing, except as set forth on Schedule 3.19 since the date of the Latest Balance Sheet, each Seller has:

(a)           continued to carry on its business in a good and diligent manner consistent with prior practice and in the Ordinary Course of Business in substantially the same manner as presently conducted, preserve intact its business organization, pay all current costs and expenses in connection with the Business, not introduce any new method of management or operation, and use Commercially Reasonable Efforts, consistent with past practices, to preserve the goodwill of and relationships of each Seller with its customers, suppliers and others having business relationships with it so that its goodwill as a going concern shall be unimpaired, and keep available the services of its employees in their present capacities and at their present rates of compensation;

(b)           not amended its Charter Documents;

(c)           not changed its authorized or issued equity interests or issued or agreed to issue or sell any equity interests, issue any securities convertible into, or any right to purchase, any equity interests, or issue any other securities;

(d)           not made any change in any method of accounting or accounting practice or policy other than those required by GAAP;

(e)           not declared, set aside, made or paid any distributions or dividends to stockholders;

(f)           not committed to any capital expenditures or activities reasonably anticipated to require capital expenditures in excess of an aggregate of $25,000;

(g)           not made any change affecting compensation to its directors, officers, employees and agents other than normal annual employment period adjustments not greater than in the prior year, not modified or terminated any employee benefit plan, and not paid or declared any bonuses, profit-sharing contributions or other non-salary compensation;

(h)           not entered into or assumed or permitted to exist any Encumbrance upon any of its Assets or created or assumed any Indebtedness;

(i)            not transferred, sold or otherwise disposed of any assets except for assets disposed of in the Ordinary Course of Business and having an aggregate value not exceeding $25,000;

(j)            maintained insurance coverage on the Acquired Assets in the amounts and of the types presently in force;

(k)           maintained all of its Permits and Governmental Approvals;

(l)            not entered into, modified or terminated any Material Contract;

(m)           not waived, compromised or settled any material right or claim;

(n)           duly and timely filed all Tax Returns, collected any withholding Taxes, and promptly paid all Taxes;

(o)           not made any election or given any consent under the Code or the Tax statutes or regulations of any federal, state, local, foreign or other jurisdiction or made any termination, revocation or cancellation of any such election or any consent or compromised or settled any claim for past or present Taxes due or enter into any other agreement with any Governmental Entity with respect to Taxes;

(p)           complied in all material respects with all applicable Laws;

(q)           not filed or commenced, or approved the filing or commencement of, any proceedings related to Sellers under the U.S. Bankruptcy Code or any other insolvency or debtor’s relief act, or for the appointment of a trustee, receiver, liquidator, sequestrator or other similar official, for Sellers or any of their Assets; and

(r)           not agreed to do any of the foregoing.

3.20.       Compliance with Applicable Laws.  Sellers are not in default or violation in any material respect of any Law applicable to Sellers or by which any of the Acquired Assets is bound or affected, nor does any circumstance exist which with notice or the passage of time or both would result in such a default or violation.  Sellers have been and are currently conducting the Business, and the Acquired Assets have been and now are being used and operated, in compliance with all applicable Laws in all material respects.

3.21.       Environmental Matters.

(a)           Sellers are in compliance in all material respects with all applicable Environmental Laws.

(b)           Sellers have all Permits required under Environmental Laws for the conduct of the Business as presently owned and operated by Sellers (“Environmental Permits”), such Permits are described in Schedule 3.21 and Sellers are not in violation of any such Environmental Permits.  No modification, revocation, reissuance, alteration, transfer or amendment of any Environmental Permit, or any review by, or approval of, any Governmental Entity or other Person is required under Environmental Law in connection with the execution or delivery of this Agreement, the consummation of the Transactions contemplated hereby, or the operation of the Acquired Assets immediately after the Closing or any contemplated expansion of, or material modifications to, any of the Acquired Assets.

(c)           Sellers have not released any Hazardous Substances onto any real property that: (i) constitute an unremedied violation of any Environmental Law if the effect of such violation imposes a current Remediation obligation on the part of Sellers; or (ii) currently imposes any Release-reporting obligations on Sellers under any Environmental Law that have not been or are not being complied with; or (iii) imposes an obligation on the part of Sellers for reimbursement of costs incurred by others in connection with Remediation thereof.

(d)           Sellers have not received any written notice stating that any Governmental Entity is intending to revoke or suspend any Environmental Permit.

(e)           Sellers have not received any currently outstanding written notice of any Proceedings arising under any Environmental Law from any Person or Governmental Entity.

(f)           There are no Proceedings relating to an alleged breach of Environmental Laws on or with respect to Sellers, the Acquired Assets or the Business and neither Seller has received any notice of any environmental, health or safety claim, demand, filing, investigation, administrative proceeding, action, suit or other proceeding relating to Sellers, the Acquired Assets or the Business or notice of any alleged violation or non-compliance with any Environmental Law or of non-compliance with the terms or conditions of any Environmental Permits, arising from, based upon, associated with or related to Sellers, the Acquired Assets or the Business (an “Environmental Claim”).

(g)           No pollutant, waste, contaminant or hazardous, extremely hazardous or toxic material, substance, chemical or waste identified, defined or regulated as such under any Environmental Law is present or has been handled, managed, stored, transported, processed, treated, disposed of, Released, migrated or escaped on, in, from, under or in connection with Sellers, the Acquired Assets or the Business except in compliance with Environmental Laws.

(h)           Sellers have made available to Buyer in the Data Room copies of all Phase I Reports, environmental audits, reports, assessments and other similar documents and studies in Sellers’ possession with respect to the Acquired Assets at any time owned, operated or used by Sellers, or that materially bear on environmental, health or safety Liabilities of Sellers.

(i)            Sellers have not entered into or agreed to, nor are they subject to, any outstanding Order issued by, or consent arrangement with, any Governmental Entity under any Environmental Law, including any such Law relating to the investigation, cleanup, Remediation or removal of Hazardous Substances.

3.22.       Products; Warranties.  Within the past two (2) years there have been no (a) complaints of customers not cured or which are not reflected in Sellers’ customers' complaint records, (b) citations or decisions which have not been cured or waived from any Governmental Entity which state that any product of Sellers is defective or fails to meet any standards promulgated by any Governmental Entity or (c) general recalls, whether voluntary or involuntary, of any product of Sellers.  Within the past two (2) years, there have been no occurrences which give rise to any material Proceeding against Seller in connection with the Business arising out of the operation, acts or omissions of Seller with respect to any product of Seller sold or constructed in which it is alleged that such product when sold or constructed had not been manufactured in accordance with specifications which were not waived or which were not altered with the approval of the customer (except routine claims under warranty) or was in an unreasonably dangerous defective condition which caused physical harm, when used in its intended manner and for its intended purpose, to the user or customer of such product or to his or its property.  Schedule 3.22 sets forth the standard terms and conditions pursuant to which Sellers providing products and services to their customers (containing applicable guaranty, warranty, and indemnity provisions).  No product produced, marketed, or sold, or any service provided, by the Seller is subject to any other guaranty, warranty, or other indemnity.

3.23.       Brokers.  Except as set forth on Schedule 3.23, no agent, broker, investment banker or other firm or Person engaged by or acting on behalf of Sellers is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions.

3.24.       Disclosure.  None of the representations and warranties made by either Seller in this Agreement contains any untrue statement of a material fact, or omits to state any material fact necessary to make the statements contained in this Agreement not misleading.

ARTICLE IV
Representation and Warranties of Buyer

Except as otherwise indicated on the Schedules, Buyer represents and warrants to Sellers, as of the date hereof and as of the Closing Date, as follows:

4.1.         Organization, Standing, Qualification and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas and has all requisite corporate power and authority to carry on its business as presently conducted.

4.2.         Authority; Execution and Delivery; and Enforceability.  Buyer has all corporate power and authority to execute, deliver and perform this Agreement and the Related Documents to which it is, or is specified to be, a party and to consummate the Transactions.  The execution and delivery by Buyer of this Agreement and the Related Documents has been and the consummation of the Transactions has been duly authorized by all necessary corporate action on the part of Buyer.  Buyer has duly executed and delivered this Agreement and has duly executed and delivered each Related Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each Related Document to which it is, or is specified to be, a party shall constitute upon such execution and delivery, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

4.3.         No Conflicts; Consent.  As of the date hereof, no consent, approval, license, permit, order, qualification, ratification or waiver or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any other Person is required for or in connection with the execution and delivery by Buyer of this Agreement and each other Related Document to which it is a party, and the consummation by Buyer of the Transactions.

4.4.         Brokers.  No agent, broker, investment banker or other firm or Person engaged by or acting on behalf of Buyer is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions

4.5.         Financing.  Buyer has sufficient funds available (through existing credit agreements or otherwise) to perform all of its obligations under this Agreement and the Related Documents and the transactions contemplated hereby and thereby, including, without limitation, the payment of the Purchase Price.

ARTICLE V
Employees

5.1.         Employment.  Buyer may, in its sole discretion, offer employment to any or all of the Current Employees of Sellers at rates of pay and on terms and conditions as determined by Buyer in its sole discretion (the Employees who accept employment with the Buyer are herein referred to as the “Continuing Employees”).  Each Continuing Employee will resign (or, if any Continuing Employee does not resign, Seller will terminate its employment arrangement with such Continuing Employee) effective as of the Closing Date.  Buyer shall have no obligation to continue to employ or to continue to provide benefits to any Current Employee after the Closing Date.  Further, Sellers and Buyer specifically acknowledge and agree that the provisions of this Section are not intended to confer any rights or remedies for the benefit of any Current Employee.

5.2.         Employee Liabilities.  In the first payroll period after the Closing, Sellers shall pay all amounts set forth on Schedule 3.17(b)(ii), net of withholding obligations, from the proceeds of the Purchase Price.

5.3.         No Buyer Liability.  Buyer shall have no responsibility, liability or obligation, whether to employees, former employees, their beneficiaries or to any other person with respect to, and Sellers shall indemnify and hold Buyer harmless with respect to, any Employee Plan, practice, program or arrangement (including without limitation the establishment, operation or termination thereof) maintained for employees of Sellers prior to the Closing.  Sellers shall remain responsible for all expenses, taxes, claims, obligations or liabilities associated with, arising out of or relating to any employee benefit plan, practice, program or arrangement maintained by Sellers with respect to Sellers prior to the Closing, including without limitation medical or disability claims incurred but unreported prior to the Closing and medical benefits with respect to any employee of Sellers whose employment by Sellers was terminated on or before the Closing Date.  Buyer shall be under no obligation to maintain or continue the medical and long-term disability insurance policies currently maintained by Seller for Seller’s employees.

ARTICLE VI
Covenants; Action Subsequent to Closing

6.1.         Access to Books and Records.

(a)           Until the sixth anniversary of the Closing Date, Sellers shall afford, and will cause its affiliates to afford, to Buyer, its counsel, accountants and other authorized representatives, during normal business hours, reasonable access to the books, records and other data of Sellers and the Business with respect to periods ending on or prior to the Closing Date to the extent that such access may be reasonably required by the Buyer to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against Buyer in connection with the Business or for any other reasonable business purpose.

(b)           Until the third anniversary of the Closing Date, Buyer shall afford, and will cause its affiliates to afford, to Sellers, its counsel, accountants and other authorized representatives, during normal business hours, reasonable access to the books, records and other data of Buyer and the Business with respect to periods ending on or prior to the Closing Date to the extent that such access may be reasonably required by the Sellers in connection with the satisfaction of their product warranty obligations to customers or for other reasonable business purposes.

(c)           During the term of the Sublease, Buyer and Sellers shall create a list in Buyer’s discretion, acting reasonably, of books and records of Sellers that are important to Seller’s post-closing audit and other administrative purposes and are not reasonably necessary for Buyer to conduct the Business of Sellers’ from and after closing.  Such books and records will remain the property of Sellers, subject to Buyer’s right to retain copies and subject to Section 6.1(a).

6.2.         Post-Closing Activities.  During the period beginning on the Closing Date and ending fifteen months thereafter, Sellers shall continue to maintain their corporate existence and appropriate insurance coverages acceptable to Buyer.

6.3.         Non-Competition.  Each Seller, in order to induce Buyer to enter into this Agreement, expressly covenants and agrees that for a period of five years from the Closing Date anywhere in the world, neither Seller nor any of their respective Affiliates will, directly or indirectly, either on their own behalf or on behalf of another, do or cause to be done or participate in any of the following acts:

(a)           engage in any business that is the same as or similar to the Business as operated by Seller prior to the Closing Date;

(b)           solicit, attempt to obtain, or in any way transact business or assist any other party, in soliciting, attempting to obtain or transacting business with any accounts or customers that were accounts or customers of Seller on or within two years prior to the Closing Date for the purposes of transacting business that is the same as or similar to the Business as operated by Seller prior to the Closing Date; or

(c)           attempt to hire or entice away any employee of Buyer or any of its Affiliates that was an employee of Seller prior to the Closing Date or induce any employee that is employed by Seller at the Closing Date to terminate his or her employment with Buyer or its Affiliates.

6.4.         Treatment of Confidential Information. Each Seller acknowledges that he, she or it has or may have had in the past and currently has access to Confidential Information relating to the Acquired Assets.  Sellers agree that they will keep confidential (and will cause their consultants and employees engaged or employed by them after the Closing Date to keep confidential) all Confidential Information furnished to either of them and, except with the specific prior written consent of Buyer, will not disclose (or permit to be disclosed) Confidential Information to any person or entity except representatives of Buyer.

6.5.         Enforcement of Restrictive Covenants.  Because of (a) the difficulty of measuring economic losses as a result of the breach of the foregoing covenants in Sections 6.3 and 6.4, and (b) the immediate and irreparable damage that would be caused to Buyer for which it would have no other adequate remedy (and notwithstanding the dispute resolution provisions of Section 7.7) Sellers agree to waive any objection to the validity or enforcement of this covenant and agree that Buyer may enforce the provisions of Sections 6.3 and 6.4 by seeking injunctions and restraining orders in the courts of the State of Texas against any breaching party.  For the purposes of such a court action, the parties agree that the courts of the State of Texas shall provide the exclusive forum for such actions, that no party shall object to the courts of the State of Texas exercising jurisdiction over them and that each party shall waive any objections to venue in the courts of the State of Texas.  Nothing herein shall be construed as prohibiting Buyer from pursuing, in accordance with the dispute resolution provisions of Section 7.7, any other available remedy for such breach or threatened breach, including the recovery of damages.

6.6.         Severability; Reformation.  The covenants in this Agreement are severable and separate, and the unenforceability of any specific covenant shall not affect the continuing validity and enforceability of any other covenant.  In the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth in this Agreement are unreasonable and therefore unenforceable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable and this Agreement shall thereby be reformed.

6.7.         Tax Matters.

(a)           Proration of Property Taxes.  Any ad valorem and property Taxes assessed against or pertaining to the Purchased Assets for the Tax period that includes the Closing Date (“Straddle Period”) shall be prorated between Buyer, on one hand, and Sellers, on the other hand, as of the Closing Date in accordance with this Section 6.7.  The amount of ad valorem and property Taxes with respect to the Purchased Assets to be for the account of and allocated to Sellers (“Pre-Closing Property Taxes”) shall be the product of (i) such Taxes for the Straddle Period, multiplied by (ii) a fraction, the numerator of which is the number of days in such Straddle Period up to and including to the Closing Date, and the denominator of which is the total number of days in the Straddle Period, and the balance of such Taxes shall be for the account of and allocated to Buyer.  The amount of Pre-Closing Property Taxes shall be estimated based on the immediately preceding Tax period assessment.  Buyer shall be responsible for the payment to the appropriate Governmental Entity of any and all ad valorem and property Taxes for the Straddle Period when such Taxes become due and owing; provided that the estimate of Sellers’ liability for such Pre-Closing Property Taxes shall be an adjustment to the Purchase Price to be paid at Closing.  When the actual amount of ad valorem and property Taxes estimated under this Section 6.7 is known, Buyer shall advise Sellers of the proportionate share of actual ad valorem and property Taxes that constitute the Pre-Closing Property Taxes and furnish Sellers with reasonably supporting documents evidencing the actual amount of such Taxes.  If the estimate of Pre-Closing Property Taxes made pursuant to this Section 6.7 was less than the actual Pre-Closing Property Taxes, Sellers shall pay in cash to Buyer such deficiency within thirty (30) days of receipt of such notice and reasonably supporting documents, and if such estimate was more than the actual Pre-Closing Property Taxes, Buyer shall, at the time such notice is given (which shall be no later than thirty (30) days from Buyer’s receipt of documentation evidencing the actual amount of ad valorem and property Taxes for the Closing Period), refund such excess in cash to Sellers.

(b)           Income, Gross Receipts, Etc. Taxes.  In the case of any Tax based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses, production, severance or any similar Tax base, with a taxable period that begins prior to the Closing Date and ends after the Closing Date, the portion of such Tax attributable to the period prior to the Closing Date shall be deemed equal to the amount that would be payable if the relevant Tax period had ended on the Closing Date.  Any such Tax attributable to a Tax period on or prior to the Closing Date shall be the responsibility of Sellers and any such Tax attributable to a Tax period after the Closing Date shall be the responsibility of Buyer.

(c)           Straddle Period Taxes.  With respect to Taxes to be prorated in accordance with Section 6.7(a) or with respect to any Straddle Period, Buyer shall prepare and timely file all Tax Returns required to be filed after the Closing Date and shall duly and timely pay all such Taxes shown to be due on such Tax Returns.  Buyer’s preparation of such Tax Returns shall be subject to Sellers’ approval, which approval shall not be unreasonably withheld or delayed, and Buyer shall make each such Tax Return available for Sellers’ review and approval no later than fifteen (15) Business Days prior to the due date for filing such Tax Return, it being understood that Sellers’ failure to approve any such Tax Return shall not limit Buyer’s obligation to timely file such Tax Return and duly and timely pay all Taxes shown to be due thereon.

(d)           Assistance.  Buyer and Sellers shall provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, audit or other examination, or any proceeding, by or before any Governmental Entity relating to liability for Taxes, and each Party shall retain and provide the requesting Party with all books and records or other information which may be relevant to such Tax Return, audit, examination or proceeding.  To the extent that any Party receives a Tax refund or credit with respect to a Tax that was paid or incurred by the other Party, such receiving Party shall promptly pay the amount of such Tax refund or credit to the other Party.

(e)           Transfer Taxes.  All excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes, levies, assessments, customs, duties, imposts, charges or fees, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the sale and transfer by Seller to Buyer of the Purchased Assets as contemplated by this Agreement (collectively, the “Transfer Taxes”), if any, shall be borne fully by Sellers.  Notwithstanding Section 6.7(a), which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the Sellers, and such Sellers will use their Commercially Reasonable Efforts to provide such Tax Returns to Buyer at least 10 days prior to the due date for such Tax Returns.  Buyer shall have a reasonable opportunity to comment on such Tax Returns and Sellers shall make any revisions reasonably requested by Buyer prior to filing such Tax Returns.

6.8.         Mail.  Sellers authorize and empower Buyer on and after the Closing Date to receive and open all mail received by the Buyer relating to the Business or the Acquired Assets and to deal with the contents of such communications in any proper manner.  Sellers shall promptly deliver to Buyer any mail or other communication received by them after the Closing Date pertaining to the Business or the Acquired Assets.

6.9.         Use of Names.  After the date hereof, each Seller agrees that neither it, nor any of its Affiliates shall use the names, trademarks, slogans, trade names, logos or labels to be transferred to Buyer as provided in Section 1.1(c) hereof.  Each Seller hereby agrees (a) to change its corporate name to remove any reference to the name “Hemiwedge” or any substantially similar name within sixty (60) days after the Closing Date in the case of Hemiwedge Industries and within three (3) business days after the Closing Date in the case of HVC, and (b) prior to such name changes, to furnish to the Texas Secretary of State or any other Person any consent or approval necessary for Buyer or its Affiliates to utilize “Hemiwedge” in their corporate name.

6.10.       Warranty Work.  From and after the Closing Date, If Sellers become aware of any Person that is or claims to be entitled to work as a result of any pre-closing customer warranties or guaranties of Sellers (“Warranty Work”), Sellers will promptly notify Buyer and give Buyer the opportunity to perform such Warranty Work unless Seller can demonstrate that a third party is willing and able to perform such Warranty Work on materially more favorable terms to Sellers than Buyer’s terms; provided that Buyer shall have the opportunity to match such terms.  Nothing in this Section 6.10 shall prevent Buyer from performing Warranty Work, at Buyer’s expense, if contacted directly by a customer.

6.11.       Creditors Paid by Sellers.  Within five Business Days after Closing, Sellers will pay all of the Creditors set forth on Schedule 6.11 the amounts set forth thereon.

ARTICLE VII
Indemnification

7.1.         Sellers’ Agreement to Indemnify. Subject to the provisions of this Article VII, from and after the date hereof, Sellers shall, jointly and severally, indemnify, defend and hold harmless Buyer and its Affiliates and their respective officers, directors, partners, members, managers, employees, controlling persons, agents and representatives and their successors and assigns (collectively, the “Buyer Indemnitees”) from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable outside attorneys’ fees and expenses) (collectively, “Buyer Damages”) asserted against or incurred by any Buyer Indemnitee as a result of or arising out of:

(a)           a breach by either Seller of any representation or warranty made by Sellers in this Agreement;

(b)           a breach by either Seller of any covenant or agreement made by Sellers in this Agreement;

(c)           the Acquired Assets, but only to the extent any claim for indemnity arises out of an event that arose or occurred before the Closing and is not an Assumed Liability;

(d)           the Retained Liabilities;

(e)           Seller’s failure to provide or discharge any and all notifications, benefits and Liabilities to employees and Governmental Entities required by the WARN Act or by any other Applicable Law relating to plant closings or employee separations or severance pay that are required to be provided before or (other than as it relates to the Continuing Employees) after the Closing, as a result of the transactions contemplated by this Agreement;

(f)           any financial advisory and finders’ fees incurred by reason of any action taken by Sellers or otherwise arising out of the transactions contemplated by this Agreement by any Person claiming to have been engaged by such party, including any Person set forth on Schedule 3.23; or

(g)           Sellers’ Taxes, whether or not any applicable event or circumstance is disclosed on Schedule 3.13.

7.2.         Buyer’s Agreement to Indemnify. Subject to the provisions of this Article VII, from and after the Closing, Buyer shall indemnify, defend and hold harmless Sellers and their Affiliates and their respective officers, directors, partners, members, managers, employees, controlling persons, agents and representatives and their successors and assigns (collectively the “Seller Indemnitees”) from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable outside attorneys’ fees and expenses) (collectively “Seller Damages”) asserted against or incurred by any Seller Indemnitee as a result of or arising out of:

(a)           a breach by Buyer of any representation or warranty made by Buyer in this Agreement;

(b)           a breach by Buyer of any covenant or agreement made by Buyer in this Agreement;

(c)           the Acquired Assets, but only to the extent any claim for indemnity arises out of an event that arises or occurs on or after the Closing; or

(d)           any financial advisory and finders’ fees incurred by reason of any action taken by Buyer or otherwise arising out of the transactions contemplated by this Agreement by any Person claiming to have been engaged by Buyer.

7.3.         Third Party Indemnification.  The obligations of Sellers to indemnify the Buyer Indemnitees under Section 7.1 with respect to Buyer Damages and the obligations of Buyer to indemnify the Seller Indemnitees under Section 7.2 with respect to Seller Damages, in either case resulting from the assertion of liability by third parties (each, as the case may be, a “Claim”), will be subject to the following terms and conditions:

(a)           A party claiming indemnification under this Agreement (an “Indemnified Party”) shall with reasonable promptness (i) notify the party from whom indemnification is sought (the “Indemnifying Party”) of any Claims for which indemnification is sought and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Claim, a copy of all papers served with respect to such Claim (if any), and the basis of the Indemnified Party’s request for indemnification under this Agreement.  Failure to provide such notice shall not affect the right of an Indemnified Party to indemnification, except to the extent the Indemnifying Party is materially prejudiced by such failure.

(b)           Within 30 days after receipt of any Claim Notice (the “Election Period”), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article VII with respect to such Claim and (ii) whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Claim.

(c)           If the Indemnifying Party within the Election Period elects to assume the defense of the Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense (if the Indemnified Party is entitled to indemnification hereunder), such Claim by all appropriate Proceedings, which Proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 7.3(c).  The Indemnifying Party shall have full control of such defense and Proceedings, including any compromise or settlement thereof.  The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is entitled to indemnification hereunder), to file, during the Election Period, any motion, answer or other pleadings that the Indemnified Party shall reasonably deem necessary or appropriate to protect its interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party (it being understood and agreed that if an Indemnified Party takes any such action that is materially prejudicial and causes a final adjudication that is adverse to the Indemnifying Party, the Indemnifying Party shall be relieved of its obligations hereunder with respect to such Claim to the extent the Indemnifying Party was so prejudiced and harmed).  If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Claim that the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the Person asserting the Claim or any cross-complaint against any Person.  Except as otherwise provided herein, the Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 7.3 and shall bear its own costs and expenses with respect to such participation.  Notwithstanding the foregoing, the Indemnifying Party may not agree to any compromise or settlement which would require any action other than the payment of money that shall be fully paid by the Indemnifying Party without the express written consent of the Indemnified Party.

(d)           If the Indemnifying Party fails within the Election Period to elect to defend the Indemnified Party pursuant to Section 7.3(c), or if the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 7.3(c) but fails diligently and promptly to prosecute or settle the Claim as herein provided, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party (if the Indemnified Party is entitled to indemnification hereunder), the Claim by all appropriate Proceedings, which Proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled.  The Indemnified Party shall have full control of such defense and proceedings.  Notwithstanding the foregoing, if the Indemnifying Party has notified the Indemnified Party that it does not agree to any potential liability to the Indemnified Party under this Section 7.3(c), and if such dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party shall not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this Section 7.3 or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all costs and expenses of such litigation.  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 7.3, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(e)           In the event any Indemnified Party has a claim against any Indemnifying Party hereunder that does not involve a Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party’s request for indemnification under this Agreement.  If the Indemnifying Party does not notify the Indemnified Party within 30 days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed a liability of the Indemnifying Party hereunder.  If the Indemnifying Party has timely disputed such claim, as provided above, such dispute shall be resolved in accordance with this Agreement.

7.4.         Survivability.  For the purposes of supporting Claims for indemnification, the representations and warranties made in this Agreement expire on the third anniversary of the Closing Date, except for the representations and warranties made in Sections 3.2, 3.8, 3.13 and 3.16 (the “Fundamental Representations”), which shall survive until one month after the expiration the applicable statute of limitations.

7.5.         Basket and Cap.

(a)           Notwithstanding anything in Sections 7.1 and 7.2 to the contrary, Buyer Indemnitees shall not be entitled to any indemnification under Section 7.1(a), and Seller Indemnitees shall not be entitled to any indemnification under Section 7.2(a), until the aggregate amount of all Buyer Damages or Seller Damages (as applicable) has exceeds $25,000 (the “Threshold Amount”), at which point such Buyer Indemnitees or Seller Indemnitees (as applicable) shall be entitled to full indemnification for all Buyer Damages or Seller Damages (as applicable), including the Threshold Amount.  The parties hereto do not intend that the Threshold Amount be deemed to be a definition of what is “material” for any purpose in this Agreement.

(b)           In no event shall Sellers’ aggregate obligation to indemnify the Buyer Indemnitees pursuant to Section 7.1(a) exceed $7,625,000 (the “Cap”).  In no event shall Buyer’s aggregate obligation to indemnify the Seller Indemnitees pursuant to Section 7.2(a) exceed the Cap.

(c)           Notwithstanding the foregoing, the limitations set forth in Section 7.5(a) or 7.5(b) shall not apply to breaches of Fundamental Representations.

7.6.         Materiality.  For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty, and for purposes of determining the amount of Buyer Damages or Seller Damages resulting therefrom, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

7.7.         Dispute Resolution.

(a)           Arbitration.  If any dispute, claim or difference arises out of or relates to this Agreement (a “Dispute”), the Dispute shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) effective as of the commencement of the arbitration (the “Rules”), except as such Rules may be modified as provided herein.

(i)           Venue.  The arbitration will be held in Houston, Texas, unless the parties mutually agree to have the arbitration held elsewhere.

(ii)          Finality.  The decision of the arbitrator shall be final, and judgment upon the award rendered by the arbitration may be entered in any court having jurisdiction.

(iii)         Panel; Powers.  The arbitral tribunal shall be composed of three arbitrators.  The arbitrators shall have no power to waive, alter, amend, revoke or suspend any of the provisions of this Agreement, provided, however, that the arbitrators shall have the power to decide all questions with respect to the interpretation and validity of this Section 7.7.

(iv)        Miscellaneous.  The arbitration shall be conducted, and the award shall be rendered, in the English language.  The arbitrators shall permit such discovery of documents as they shall determine is appropriate in the circumstances, taking into account the needs of the parties and the desirability of making discovery expeditious and cost-effective.  The arbitrators shall also permit the exchange of lists of exhibits and witnesses in advance of the hearing.  The arbitrators shall not award any remedy or relief that includes consequential or punitive damages.  This agreement to arbitrate shall be binding upon the heirs, successors and assigns and any trustee, receiver or executor of any party hereto.  Except to the extent required by law or court or administrative order, no party, arbitrator, representative, counsel or witness shall disclose or confirm to any Person not present at the arbitration hearings any information about the arbitration proceeding or hearings, including the names of the parties and arbitrators, the nature and amount of the claims, the financial condition of any party, the expected date of the hearing or the award made.

(b)           Subject to and not in any way limiting the preceding Section 7.7(a), each of the parties hereto irrevocably consents and submits to the jurisdiction in any action brought in connection with this Agreement in the United States District Court for the Southern District of Texas, including, but not limited to, any action to enforce an award rendered pursuant to Section 7.7(a).

ARTICLE VIII
Miscellaneous

8.1.         Payment of Certain Fees and Expenses; Exclusive Representation.  Each of Buyer and Sellers shall pay the fees and expenses incurred by each of them in connection with the negotiation, preparation, execution and performance of this Agreement, including, without limitation, brokers’ fees, attorneys’ fees and accountants' fees.

8.2.         Notices.  All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received, if personally delivered; upon receipt of telephonic or electronic confirmation, if transmitted by facsimile; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

(a)           If to Sellers:

Hemiwedge Industries, Inc.
Hemiwedge Valve Corporation
1011 Beach Airport Road
Conroe, Texas 77301
Attention: President
Facsimile: 936.539.2990

with a copy to:

Indeglia & Carney, P.C.
1900 Main Street, Suite 300
Attn:  Marc A. Indeglia
Facsimile: 949.861.3324

(b)           If to Buyer:

Chromatic Industries, Inc.
210 Hedwig Road
Houston, TX  77024
Attn: Scott D. Josey
Facsimile: 713.468.6397

with a copy to:

Gardere Wynne Sewell LLP
1000 Louisiana, Suite 3400
Houston, TX  77002-5011
Attn: Daniel Cohen
facsimile: 713.276.5680

or to such other address as either party shall have specified by notice in writing to the other party.

8.3.         Entire Agreement.  This Agreement (including the Exhibits and Schedules) and the agreements executed and delivered contemporaneously herewith constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof and thereof.

8.4.         Disclosure Schedule.  All disclosures on the Disclosure Schedule shall identify the particular section or sections of Article III to which such disclosure is applicable, and shall not be deemed to modify or qualify any of the representations or warranties in any other section.

8.5.         Binding Effect; Benefit.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, personal representatives, successors and assigns.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, personal representatives, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.6.         Assignability.  This Agreement shall not be assignable by any party without the prior written consent of the other parties hereto; provided, however, that Buyer may assign this Agreement to an Affiliate of Buyer without consent.

8.7.         Amendment.  This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties.

8.8.         Waivers.  No waiver by any party of any of the provisions of this Agreement is effective unless explicitly set forth in writing and executed by the party so waiving.  If any party waives any of the provisions of this Agreement, that waiver does not constitute a waiver of any other provision or a continuing or subsequent waiver of the same provision.

8.9.         Severability.  If any provision of this Agreement is declared by any court of competent jurisdiction to be illegal, void or unenforceable, then to the maximum extent of the law all other provisions of this Agreement will not be affected and will remain in full force and effect.

8.10.       Counterparts.  This Agreement may be executed in any number of counterparts, each of which is an original and all of which together shall be deemed to be one and the same instrument.

8.11.       Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, regardless of any choice of law provisions that would provide for a different governing law.

ARTICLE IX
Definitions; Rules of Construction

9.1.         Defined Terms.  As used in this Agreement, each of the following terms has the meaning given it below:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Applicable Law” means any statute, law, rule or regulation or any judgment, order, writ, injunction or decree of any Governmental Entity to which a specified Person or property is subject.

“Business Day” means any day other than a Saturday or Sunday, on which national banks in Houston, Texas are required or permitted to be open.

“Buyer Note” means that certain Secured Promissory Note dated April 5, 2011 in the original principal amount of $700,000 made by Hemiwedge Industries in favor of Asymmetric.

“Charter Documents” means (a) with respect to a corporation, its articles or certificate of incorporation and bylaws (including any amendments thereto), (b) with respect to a partnership, its partnership agreement (including any amendments thereto), and (c) with respect to any other Entity, the documents governing the organization and operation thereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business or the products, services or research or development of Buyer or its respective suppliers, distributors, customers, independent contractors or other business relations.  Confidential Information includes, but is not limited to, the following: (i) internal business and financial planning information (including information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Buyer’s suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable).  The term “Confidential Information” shall not include information (i) that may be required to be disclosed by law or legal process; (ii) is or becomes generally available to the public other than as a result of a disclosure by Sellers; or (ii) becomes available to Sellers on a non-confidential basis from a source other than Buyer or its representatives, provided that such source is not bound by a confidentiality agreement with, or a duty of confidentiality to, Buyer with respect to which the Confidential Information relates or its representatives.

“Data Room” means the virtual data room set up by Sellers at dropbox.com for purposes of Buyer’s due diligence investigation.

“Disclosure Schedule” means the disclosure schedules of Seller relating to Article III.

“Employee Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other employee profit-sharing, incentive, deferred compensation, welfare, pension, retirement, severance, group insurance, stock option, bonus and other employee benefit plan, arrangement, agreement and practice (i) that relates to employee benefits sponsored, maintained or contributed to by either Seller, or any other ERISA Affiliate, (ii) under which either Seller or any ERISA Affiliate has any current or future obligation or liability with respect to a present or former officer, employee, agent or consultant of either Seller, or (iii) under which any present or former officer, employee, agent or consultant of either Seller, or such present or former officer’s, employee’s, agent’s or consultant’s dependents or beneficiaries, have any current or future right to benefits.

“Encumbrances” means liens, charges, pledges, options, mortgages, deeds of trust, security interests, claims, restrictions (whether on voting, sale, transfer, disposition or otherwise), easements and other encumbrances of every type and description, whether imposed by law, agreement, understanding or otherwise.

“Environmental Laws” means any and all Applicable Laws issued, promulgated or entered into by any Governmental Entity relating to the environment, worker health and safety, preservation or reclamation of natural resources, or to the management, handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, release or threatened release of or exposure to Hazardous Substances, whether now existing or subsequently enacted including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”); the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. Section 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300(f) et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 136 et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; and any similar or implementing Applicable Law, any all amendments thereto or regulations promulgated thereunder; and any common law doctrine, including negligence, nuisance, trespass, personal injury, or property damage related to or arising out of the presence, Release, or exposure to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other corporation or trade or business under common control with Seller or treated as a single employer with Seller as determined under Sections 414(b), (c), (m), or (o) of the Code.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any public, governmental or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality (domestic or foreign).

“Hazardous Substances” means all explosive or regulated radioactive materials or substances, hazardous or toxic materials, wastes or chemicals, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos or asbestos containing materials, polychlorinated biphenyls and all other materials, chemicals or substances which are regulated by, form the basis of liability or are defined as pollutants, contaminants, wastes, hazardous, extremely hazardous, toxic or words of similar import, under any Environmental Laws including materials listed in 49 C.F.R. Section 172.101 and materials defined as hazardous pursuant to Section 101(14) of CERCLA.

“Hedge Agreement” means any and all transactions, agreements or documents now existing or hereafter entered into, which provides for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, or any combination of, or option with respect to, these or similar transactions, for the purpose of hedging Sellers’ exposure to fluctuations in interest or exchange rates, loan, credit exchange, security or currency valuations or commodity prices.

“Income Tax” means any Tax imposed by any Governmental Entity (a) based upon, measured by or calculated with respect to gross or net income, profits or receipts (including municipal gross receipt Taxes, capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including corporate franchise or margin Taxes) if one or more of such bases is described in clause (a), in each case together with any interest, penalties or additions attributable to such Tax.

“Indebtedness” means, with respect to Sellers, the aggregate amount of any and all indebtedness, obligations or Liabilities arising under or attributable to (a) borrowed money; (b) self-insurance arrangements; (c) the deferred and unpaid purchase price of property or services, whether contingent or otherwise; (d) any sale and leaseback transaction, any synthetic lease or Tax ownership operating lease transaction or under any lease recorded for accounting purposes as a capitalized lease or a financing lease, whether such Liability is contingent or otherwise; (e) any conditional sale or title retention agreement; (f) any commitment to assure a creditor against loss (including contingent reimbursement Liability with respect to letters of credit); (g) any direct or indirect guaranty of any other Person’s indebtedness that is in the nature of Indebtedness of any other Person; (h) any agreement, contingent or otherwise, to supply funds to, or in any manner invest in, a Person, or to purchase any indebtedness in the nature of Indebtedness; (i) any declared but unpaid distributions or dividends; (j) all net obligations payable under any Hedge Agreement; (k) ”withdrawal liability” to a “multiemployer plan” as such term is defined under ERISA; (l) any amounts owed to any Person under any non-competition, severance or similar arrangements; (m) any retention bonus, transaction bonus, change-of-control payment, deferred compensation plan, phantom stock plan, severance or similar arrangement which is triggered as a result of the consummation of the transactions contemplated by this Agreement; (n) off-balance sheet financing; (o) amounts payable in settlement or compromise of litigation; (p) accrued and unpaid vacation or other employee benefits; and (q) any accrued and unpaid interest on, and premiums, penalties or similar contractual charges in respect of, any of the foregoing obligations computed as though payment is being made in respect thereof on the Closing Date.

“IRS” means the Internal Revenue Service.

“Liability” means any obligation, liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Material Adverse Effect” means a material and adverse effect, change or development upon (i) the business, assets, liabilities, condition (financial and other), results of operations or prospects of a Party; (ii) ownership of the Acquired Assets or the Business taken as a whole; or (iii) the ability of either Party to exercise its respective rights or timely perform its respective obligations under this Agreement or the Related Documents, but in any event excluding any general changes in the Business not unique to the Seller.

“Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, rule, determination, decision, opinion, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency or other Governmental Entity or by any arbitrator.

“Permits” means all licenses, permits, franchises, consents, approvals and other authorizations of or from Governmental Entities.

“Permitted Encumbrances” means and includes only:  (i) Encumbrances for Taxes, assessments or other similar governmental charges that are not yet due or that are being contested in good faith by appropriate proceedings and that are fully and properly reserved for in the Latest Balance Sheet, (ii) any mechanics’, workmen’s, repairmen’s and other similar Encumbrances arising or incurred in the ordinary course of business in respect of obligations that are not overdue and that are fully and properly reserved for in the Latest Balance Sheet, and (iii) Encumbrances affecting the leased real property arising from easements, easement agreements, rights-of-way, restrictions, or minor title exceptions (whether or not recorded) that arise in the ordinary course of business and that do not materially impair the value, transferability, or use of the property subject thereto or otherwise are approved by Buyer.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization or Governmental Entity.

“Proceedings” means all proceedings, actions, claims, suits, investigations and inquiries by or before any arbitrator or Governmental Entity.

“Related Documents” means all of the agreements and other documents entered into or delivered at Closing pursuant to Section 2.5.

“Sellers’ Knowledge” means the actual knowledge of each Seller’s officers and directors after reasonable investigation by such Persons of Seller’s or its Affiliates’ managers, officers and employees who would be reasonably expected to have knowledge of the matter in question.

“Taxes” means any income taxes or similar assessments or any sales, excise, occupation, use, ad valorem, property, production, severance, transportation, employment, payroll, franchise or other tax imposed by any United States federal, state or local (or any foreign or provincial) taxing authority, including any interest, penalties or additions attributable thereto.

“Tax Return” means any return or report, including any related or supporting information, with respect to Taxes.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” law.

“Warrants” means warrants for the purchase of 3,500,000 shares of common stock of Hemiwedge Industries pursuant to that certain Hemiwedge Industries, Inc. Common Stock Purchase Warrant No. 2011-01 issued to Asymmetric Investments, LLC, an Affiliate of Buyer, on April 5, 2011.

9.2.         Certain Additional Defined Terms.  In addition to such terms as are defined in Section 9.1, other terms are defined where they are first used in this Agreement.

9.3.         Rules of Construction.  In construing this Agreement:

(a)           no consideration may be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b)           no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement, which has been drafted jointly by the parties;

(c)           no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(d)           examples may not be construed to limit, expressly or by implication, the matter they illustrate;

(e)           the word “includes” and its derivatives means “includes, but is not limited to,” and corresponding derivative expressions;

(f)           a defined term has its defined meaning throughout this Agreement and each exhibit, attachment, and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g)           the plural includes the singular, and vice versa;

(h)           each gender includes the other genders and the neuter;

(i)            all references to prices, values or monetary amounts refer to United States dollars, unless expressly provided otherwise;

(j)            all references to articles, sections, paragraphs, clauses, exhibits, attachments or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits, attachments or schedules attached to this Agreement, unless expressly provided otherwise;

(k)           each exhibit, attachment, and schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit, attachment or schedule, the provisions of the main body of this Agreement shall prevail;

(l)            the words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision, unless expressly so limited;

(m)           reference to a statute constitutes a reference to that statute as it may be amended or to corresponding provisions of succeeding law; and

(n)           reference to a given agreement or instrument constitutes a reference to that agreement or instrument as modified, amended, supplemented and restated through the date as of which such reference is made.

By executing below, each of the undersigned hereby agrees, as of the date set forth in the preamble to this Agreement, to all of the terms and conditions of this Agreement, including all of the exhibits and schedules attached hereto.

BUYER

CHROMATIC INDUSTRIES, INC.

By:
Name:
Title:

SELLERS

HEMIWEDGE INDUSTRIES, INC.

By:
Name:
Title:

HEMIWEDGE VALVE CORP.

By:
Name:
Title:

Signature Page to Asset Purchase Agreement